UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant's name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 24, 2009

On June 24, 2009, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: June 24, 2009

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 24, 2009

June 24, 2009

To the Shareholders

From:	Representative Director and President
Satoshi Miura
Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

Re: Resolutions adopted at the 24th Ordinary General Meeting of Shareholders

This is a notice on the matters presented and resolved at the 24th Ordinary General Meeting of Shareholders held today.

Matters Presented:

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and audit results of independent auditors and corporate auditors for the 24th fiscal year (from April 1, 2008 to March 31, 2009).

2.	Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statement of shareholders’ equity for the 24th fiscal year (from April 1, 2008 to March 31, 2009).

The above matters were presented.

Matters Resolved:

First Item	Distribution of Retained Earnings as Dividends

It was resolved as proposed that a year-end dividend of ¥55 per share be paid.

Second Item	Partial Amendment of the Articles of Incorporation

The item was resolved as proposed. The main changes were as follows:

These amendments to the Articles of Incorporation delete or modify provisions relating to share certificates and beneficial owners and make other necessary changes throughout the Articles of Incorporation in connection with the conversion of share certificates of listed companies to electronic form which took effect upon the implementation of the “Law for Partial Amendment to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”); the amendments also provide, as supplementary provisions, transitional measures regarding the register of lost share certificates and transitional measures regarding the rights of persons who were holders of fractional shares. In addition, to make the content clearer, the Articles of Incorporation were being amended to ensure consistency of expression.

Third Item	Election of two Directors

It was resolved as proposed that the following two persons be elected as Directors: Messrs. Hiromichi Shinohara and Tetsuya Shouji.

Notes:

1.	The above resolved items 1, 2 and 3 were also approved by the Minister of Internal Affairs and Communications today in accordance with the Law Concerning Nippon Telegraph and Telephone Corporation, etc.

2.	At the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the following person was elected as Director and Executive Vice President: Mr. Yasuyoshi Katayama.

Payment for the 24th fiscal year year-end dividends

1.	Please find enclosed the “Notice of dividend” and “Confirmation of your account” for those shareholders who wish to receive payment of the dividend by transfer of funds to a financial institution designated by you and the “Notice of dividend” and “How to receive payment of the dividend” for those shareholders who wish to receive payment of the dividend according to the “dividends in proportion to the number of shares held per account” allocation method.

2.	For other shareholders, please find enclosed the “Postal order for the 24th fiscal year year-end dividend” and collect your dividends at your nearest Japan Post Bank branch or post office (as a bank agency) as soon as possible.